EXHIBIT 8.1

List of Principal Subsidiaries of I-MAB

Name of Subsidiary	Place of Incorporation
I-Mab Biopharma Hong Kong Limited	Hong Kong
I-Mab Biopharma US Ltd.	United States
I-Mab Bio-tech (Tianjin) Co., Ltd.	People’s Republic of China
I-Mab Biopharma Co., Ltd.	People’s Republic of China
Chengdu Tasgen Bio-tech Co., Ltd.	People’s Republic of China
Shanghai Tianyunjian Bio-tech Co., Ltd.	People’s Republic of China
Zhejiang Tianli Pharmaceutical Sales Co., Ltd.	People’s Republic of China
I-Mab Pharmaceutical (Shanghai) Co., Ltd.	People’s Republic of China
Thirdventure Beijing Bio-tech Co., Ltd.	People’s Republic of China